UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Changes to the Board, dated 08 February 2022

8 February 2022

Micro Focus International plc
Changes to the Board

In accordance with Listing Rule 9.6.11 Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, advises the following change to the Board.

After 11 years on the Board, Karen Slatford has informed the Board that she will be stepping down as a Director of the Board with effect from the conclusion of the Company's annual general meeting on 30 March 2022.

Karen has given outstanding and invaluable support and commitment to Micro Focus over the years, latterly as Senior Independent Director, Chair of the ESG Committee and a member of both the Audit and Nomination Committees, which has been very much appreciated. No decision has yet been taken on who will be succeeding Karen as Senior Independent Director and a further announcement will be made in due course. The Board wishes to thank Karen for all of her invaluable work. In light of this, Karen Slatford consequently will not be seeking re-election at the forthcoming AGM.

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                       Investors@microfocus.com
Matt Ashley, CFO
Ben Donnelly, Head of Investor relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

LEI: 213800F8E4X648142844

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 08 February 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer